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Louis Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

April 7, 2021

Re: Exxon Mobil Corporation
       Definitive Additional Materials filed March 31, 2021 and April 5, 2021
       File No. 001-02256

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
shainessj@sec.gov

Dear Mr. Shainess:

On behalf of Exxon Mobil Corporation ("**ExxonMobil**" or the "**Company**"), we are providing the below responses to your comment letter dated April 6, 2021 relating to the above-referenced Definitive Additional Materials.

DEFA14A Filed March 31, 2021

1. We note your comment.

The bases for the Company's comments were as follows, all of which we explained to Engine No.1's counsel in writing by email.

ExxonMobil received many calls and emails from shareholders complaining about the emails that Engine No. 1 sent through Broadridge, and candidly those shareholders were confused about who was sending those emails. We also provided a copy of the Engine No. 1 specimen email to the Staff.

ExxonMobil was extremely disappointed and troubled that Engine No.1 and its advisors (Innisfree and Schulte), after seeing the Broadridge specimen that did not give any indication of who was soliciting and after hearing the Company's concerns, did not attempt to have Broadridge make any changes and, in fact, sent a second email to shareholders using that same template.

Changes were only made by Broadridge after ExxonMobil pushed for changes in working with Broadridge and after discussions with the SEC which I believe were initiated by me.

In light of the feedback received from shareholders regarding the confusion and the utmost importance of this matter as it was material to the most significant matter at the heart of a proxy contest – namely the integrity of voting by shareholders -- ExxonMobil management felt a responsibility to respond to its shareholders by explaining the existence of prior confusing emails used to solicit votes.

We also note that, despite the feedback given to Schulte by us and the changes ultimately made by Broadridge to these emails to remove the confusion on who is soliciting, Engine No.1 has continued to use a highly confusing email template to solicit votes through Robinhood (which does not distribute through Broadridge). See the attached example email which Engine No. 1 has permitted be sent to shareholders on behalf of Engine No.1 through Robinhood.

DEFA14A Filed April 5, 2021

2. We note your comment. We will in future filings characterize such statements as ExxonMobil's belief, opinion or view.

***

Please do not hesitate to call me at (212) 450-4539 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Louis Goldberg

Louis Goldberg

Electronic Delivery

Attachment

Example of email sent on behalf of Engine No. 1 through Robinhood.

---------- Forwarded message ---------
From: **Robinhood** <Robinhood@proxydocs.com>
Date: Fri, Apr 2, 2021 at 3:08 PM
Subject: Exxon Mobil Corporation - WHITE CARD's Proxy Contest is Coming Up. Vote now
To: ****



Vote on Exxon Mobil Corporation - WHITE CARD's Future

Hi,

Exxon Mobil Corporation - WHITE CARD's Proxy Contest is on 5/26/2021. As an investor in Exxon Mobil Corporation - WHITE CARD, you can help decide the company's path forward by voting on key company decisions. Vote by tapping the link below. The deadline is May 25, 2021 05:00 PM, Eastern Time.

To learn more about this meeting tap the links below.

- **Proxy Statement**
- **Shareholder Letter**
- **Virtual Meeting Notice**

You can learn more about proxy voting by visiting our **Help Center**.

If needed, your control number is **427997993256**.

— The Robinhood Team

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